

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2026

Richard Paulson
President and Chief Executive Officer
Karyopharm Therapeutics Inc.
85 Wells Avenue, 2nd Floor
Newton, MA 02459

      Re: Karyopharm Therapeutics Inc.
            Registration Statement on Form S-3
            Filed May 4, 2026
            File No. 333-295535

Dear Richard Paulson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences

cc: Craig Hilts